Exhibit 99.1

Happiness Biotech Declares Special Cash Dividends to Shareholders

NANPING, China, July 31, 2020 /PRNewswire/ -- Happiness Biotech Group Limited (the "Company" or Nasdaq: HAPP), an innovative China-based nutraceutical and dietary supplements producer, announced today that the Company has declared a cash dividend of $0.015 per ordinary share, payable in cash on or about August 17, 2020, to shareholders of record on August 10, 2020.

"Despite of the impacts of the COVID-19 in the fourth quarter of our last fiscal year, the Company still maintained good operating conditions and healthy cash flow. In the future when the pandemic is over and the market condition improves, we expect giving more returns to our investors.” said Mr. Xuezhu Wang, CEO of the Company.

About Happiness Biotech Group Limited

Headquartered in Nanping, China, Happiness Biotech Group Limited is an innovative China-based nutraceutical and dietary supplements producer focused on the research, development, manufacturing and marketing of a variety of products made from Chinese herbal extracts and other ingredients. The Company's goal is to provide high-quality products to our consumers. Over the past 14 years, the Company has established a product portfolio consisting of 32 CFDA registered "Blue-Cap" SKUs of nutraceutical and dietary supplements products. For more information, please visit: www.happ.org.cn.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China; the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Ping Chen, +86-599-7828808, ir@fjxfl.com